Computation of Ratio of Earnings to Fixed Charge Calculation
Exhibit 12.1
(dollars in thousands)

	Fiscal Year Ended September 30,
	2002		2003		2004
Pre-tax income (loss) from continuing operations	(18,350)		(9,557)	(2)	17,081
Fixed charges:
Interest expense + Amortization of deferred financing from continuing operations	44,440		36,171		31,347
Interest expense from discontinued operations	8,587		3,036

Interest factor of rental expense (1)	11,323		10,197		8,274

Total fixed charges	64,350		49,404		39,621
Pre-tax income (loss) from continuing operations plus fixed charges	46,000		39,847		56,702
Ratio of Earnings to Fixed Charge	N/A	(1)	N/A	(3)	1.4

(1) In 2002 the ratio coverage was less than 1:1. The Company must generate additional earnings of $18,350 to achieve a coverage ratio of 1:1.
(2) Included in earnings for 2003 was a nonrecurring loss of $14,000 before income taxes relating to the settlement of class action securities litigation stemming from accounting irregularities discovered in October 2000. If this settlement had not occurred, the coverage ratio would have been 1.1:1.
(3) In 2003 the ratio coverage was less than 1:1. The Company must generate additional earnings of $9,557 to achieve a coverage ratio of 1:1.